Exhibit 99.1

Envigado, January 19, 2024

Announcement of Results of U.S. Tender Offer for Éxito Common Shares and American Depositary Shares

Almacenes Éxito S.A. (the “Company” or “Exito”) hereby informs its shareholders and the market that Grupo Calleja (the “Buyer”) has today informed the Company of the results of the tender offer in the United States (the “U.S. Tender Offer”) launched by the Buyer on December 18, 2023 to purchase all of the issued and outstanding common shares of Éxito (“Éxito common shares”), including shares represented by American Depositary Shares (“ADSs”), each representing eight Éxito common shares, from all U.S. holders of Éxito common shares and all holders of ADSs wherever located, for cash at a purchase price of US$0.9053 per Éxito common share, payable in U.S. dollars or Colombian pesos, and US$7.2424 per ADS, payable in U.S. dollars, in each case without interest and less any applicable withholding taxes and brokerage fees and commissions. The U.S. Tender Offer expired at 11:59 p.m. New York time on January 18, 2024.

The Buyer has informed the Company that as of the expiration of the U.S. Tender Offer, no Éxito common shares and 105,627,860 ADSs, representing 845,022,880 Éxito common shares, had been validly tendered into and not validly withdrawn from the U.S. Tender Offer, representing in the aggregate 65.1% of Éxito’s outstanding share capital. The number of ADSs tendered includes 55,238,285 restricted ADSs, representing 441,906,280 Éxito common shares, or 34.0% of Éxito’s outstanding share capital, held by the Casino Group. Restricted ADSs are not available to the public for trading on the New York Stock Exchange.

Through a concurrent offer in the Republic of Colombia (the “Colombian Tender Offer” and, together with the U.S. Tender Offer, the “Tender Offers”), the Buyer is offering to purchase all of the issued and outstanding Éxito common shares (including Éxito common shares represented by Brazilian Depositary Receipts (“BDRs”), each representing four Éxito common shares) wherever located, including Éxito common shares held by U.S. holders, at the same purchase price of US$0.9053 per Éxito common share, payable in U.S. dollars or Colombian pesos, in each case without interest and less any applicable withholding taxes and brokerage fees and commissions. The Colombian Tender Offer is scheduled to expire on January 19, 2024 at 1:00 p.m. Colombia time.

As previously disclosed by the Buyer in the U.S. Offer to Purchase, dated December 18, 2023 (as amended and supplemented) (the “OTP”), acceptance of the Éxito common shares and ADSs tendered in the U.S. Tender Offer and consummation of the U.S. Tender Offer is conditioned upon the valid tender of more than 51% of the outstanding Éxito common shares (including shares represented by ADSs and BDRs) (the “Minimum Condition”). The Buyer has informed the Company that the Minimum Condition has been met, and the Buyer intends to accept and pay for all of the Éxito common shares and ADSs validly tendered and not validly withdrawn in the U.S. Tender Offer in accordance with the terms of the OTP. The Buyer has informed the Company that the U.S. Tender Offer and the Colombian Tender Offer are expected to be settled on or about January 25, 2024.

About Grupo Calleja: With over 70 years of experience, Grupo Calleja is the leading food retailer in El Salvador and operates under its brand Super Selectos. With 111 stores and a market share of circa 60%, Super Selectos is one of the largest companies in El Salvador and employs over 12 thousand collaborators in its operations. While retail is the group’s core business, it also has investments in real estate, technology, energy, and other sectors.

This communication is for informational purposes only under the current applicable laws and regulations, and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements related to a tender offer for common shares and American Depositary Shares of Éxito. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on Éxito’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome and timing of regulatory reviews and the timing of the completion of the tender offer. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, Éxito undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.